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                               September 14, 2021

       Yana Kakar
       Chief Executive Officer
       The Growth for Good Acquisition Corporation
       12 E 49th Street, 11th Floor
       New York, NY 10017

                                                        Re: The Growth for Good
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
18, 2021
                                                            CIK No. 0001876714

       Dear Ms. Kakar:

              We have conducted a limited review of your draft registration statement. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 18, 2021

       Capitalization, page 77

   1. We note that you are offering 22,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 20,960,949 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
22,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Yana Kakar
The Growth for Good Acquisition Corporation
September 14, 2021
Page 2
2. We note that your sponsor has agreed to purchase 734,000 private placement units at
       $10.00 per unit, or 800,000 private placement units if the underwriters over-allotment option is exercised in full, in a private placement to occur concurrently with the closing of this offering. Please tell us whether the private placement shares underlying the private placement units are redeemable at the option of the holder.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

        You may contact Jeffrey Lewis at (202) 551-6216 or Robert Telewicz at
(202) 551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Shih-Kuei Chen at (202) 551-7664 or Pam Howell at (202) 551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameYana Kakar
                                                    Division of Corporation
Finance
Comapany NameThe Growth for Good Acquisition Corporation
                                                    Office of Real Estate &
Construction
September 14, 2021 Page 2
cc:       Peyton Worley
FirstName LastName